

Mail Stop 3030

July 14, 2017

<u>Via E-mail</u>
Ira Hernowitz
Chief Executive Officer
Kindara Inc.
Box 380
1630 30th Street Unit A
Boulder, CO 80301

>   **Re: Kindara Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed June 20, 2017**
>   **File No. 024-10709**

Dear Mr. Hernowitz:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular Cover Page

1.   Reconcile the minimum amount for the offering as disclosed in the last paragraph of page 1 with your disclosures on pages 10 through 12.

Our Current Products, page 4

2.   Please provide us objective support for your claim that your thermometer "is the first and only oral fertility thermometer built to sync with an app."

Kindara's Product Offerings . . ., page 6

3.   Tell us the basis for your disclosure here and on page 15 that your product has been approved as a proception device by the FDA. If the FDA has not approved your product for

sale based on its review of clinical studies, it is unclear why it is appropriate to claim that the FDA has approved the product.

Patents, page 20

4.   Revise to clarify the status and term of your patents. It is unclear how your disclosure in the table that the patents are "expired provisional" is consistent with the paragraph preceding the table.

Security Ownership of Management and Certain Securityholders, page 25

5.   Revise your references to "Preferred Stock" to indicate the class of preferred. Also, ensure that you have identified each beneficial owner of more than 10% of each class of preferred stock.

Rights and Preferences, page 28

6.   Disclose the Series Seed Preferred Stock conversion price after giving effect to this offering as a result of the anti-dilution provision described on page 29.

Exhibits

7.   File (1) your agreement with Hana, and (2) the rights acquisition and royalty agreement mentioned on page F-19.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Kylie McNamara